Exhibit 99.1

NEWS RELEASE

OLYMPUS’ GOLD PRODUCTION CONTINUES TO INCREASE

Toronto, June 11, 2009 – Olympus Pacific Minerals Inc. (TSX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus") is pleased to announce that the Company’s May gold production of 2,574 ounces has exceeded the Company’s best production month set in April 2009. Olympus’ current annualized gold production now exceeds the 2009 budget by some 20%. The Company continues to steadily increase its gold production as outlined in the table below:

Production Statistics
	2 0 0 9
	Jan	Feb	Mar	Apr	May
Gold Produced (ounces)	917	762	1,013	2,494	2,574
Mill Feed/Ore Treated (tonnes)	12,687	11,972	12,918	12,369	10,122
Mill Head Grade (grams/tonne)	4.41	3.54	4.24	9.07	11.65

Olympus closed a private placement for total proceeds of $US 2,850,000 (see Olympus press release dated May 28, 2009) that will be used to optimize the plant operation and development work at Phuoc Son and the Bong Mieu Underground mines. The mine development work will ensure a steady supply of high-grade ore to the mill enabling the Company to reach annualized production rates of some 40,000 ounces for 2010.

Olympus plans to start construction of its second gold processing plant at Phuoc Son targeting  an interim 80,000 ounce per annum  production rate by the first quarter of 2011 with further production increases planned thereafter. The Company is currently completing internal scoping studies to determine if internally generated cash can fund the second plant and if any external funding may be required.

Olympus is an equal opportunity employer operating two gold mines in central Vietnam near the port city of Da Nang; the Company employs some 485 Vietnamese representing 90% of Olympus’ work force; the Company injected 20 million USD into the local economy during 2008.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to dits vision of producing gold from its reserves and making major discoveries in the region and increasing shareholder wealth.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton

Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,

Vice-President Investor Relations

T: (416) 572-2525 or TF: 1-888-902-5522

F: (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.

Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.